EXHIBIT 17.1

August 16, 2006

The undersigned, Kevin R. Keating, hereby resigns as the CEO, President, CFO, Secretary and Treasurer and as a director of Cyber Merchants Exchange, Inc. (“Cyber”), effective immediately following:

(i)
the closing of the transactions contemplated under a certain Exchange Agreement dated July 7, 2006, as amended August 14, 2006, by and among Cyber, KI Equity Partners II, LLC, a Delaware limited liability company (“KI Equity”), Infosmart Group, Limited, a corporation organized under the laws of the British Virgin Islands (“Infosmart”) and all of the stockholders of Infosmart (the “Exchange Agreement”); and

(ii)	Cyber’s compliance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

/s/ Kevin R. Keating

Kevin R. Keating